Invitation to the Special Meeting of the Holders of Series A Preferred Shares of Global Blue Group Holding AG (the "Company") March 1, 2023, 11:20 a.m. Central European Time (CET) at Niederer Kraft Frey Ltd, Bahnhofstrasse 53, 8001 Zurich, Switzerland CONTENTS CONTENTS ................................................................................................................................... 1 I. Agenda Items ............................................................................................................ 1 Creation of Capital Band and Removal of Authorized Capital .................................. 1 II. Organizational Matters .............................................................................................. 6 I. AGENDA ITEMS Creation of Capital Band and Removal of Authorized Capital Proposal of the Board of Directors The Board of Directors proposes: 1. to create a capital band authorizing the Board of Directors until March 1, 2028 to conduct one or more increases and/or reductions of the share capital within the upper limit of CHF 3,142,193.39, corresponding to up to 268,534,962 common shares with a nominal value of CHF 0.01 each, 17,684,377 Series A Preferred Shares with a nominal value of CHF 0.01 each and up to 28,000,000 Series B Preferred Shares with a nominal value of CHF 0.01 each, with the possibility to exclude or restrict the pre-emptive rights of existing shareholders for certain reasons, and the lower limit of CHF 1,742,806.65, corresponding to 174,280,665 common shares with a nominal value of CHF 0.01 each, 0 Series A Pre- ferred Shares with a nominal value of CHF 0.01 each and 0 Series B Preferred Shares with a nominal value of CHF 0.01 each, in each case subject to certain restrictions and limita- tions, all as set out in Article 4d (new as per the below) of the Articles of Association; and 2. to replace the authorized capital provisions set forth in Article 4d and Article 4e of the Arti- cles of Association by a new Article 4d, all as set forth below. Proposed changes to the Articles of Association: Article 4d (new; replacing Articles 4d and 4e of the current Articles of Association): Artikel 4d: Kapitalband Article 4d: Capital Band Der Verwaltungsrat ist ermächtigt, bis zum 1. März 2028 jederzeit innerhalb der Obergrenze von CHF 3'142'193.39, welche sich aus bis zu The board of directors is authorized until 1 March 2028 to conduct one or more increases and/or re- ductions of the share capital within the upper limit of

268'534'962 Stammaktien mit einem Nennwert von je CHF 0.01, 17'684'377 Vorzugsaktien der Kategorie A mit einem Nennwert von je CHF 0.01 und bis zu 28'000'000 Vorzugsaktien der Kategorie B mit einem Nennwert von je CHF 0.01 zusammensetzt, und der Untergrenze von CHF 1'742'806.65, welche sich aus 174'280'665 Stammaktien mit einem Nennwert von je CHF 0.01, 0 Vorzugsaktien der Kategorie A mit einem Nennwert von je CHF 0.01 und 0 Vorzugsaktien der Kategorie B mit einem Nennwert von je CHF 0.01 zusammensetzt, eine oder mehrere Erhöhungen und/oder Herabsetzungen des Aktienkapitals vorzunehmen, wobei (a) innerhalb des Kapitalbands nie eine Kapitalerhöhung mittels Schaffung von Vorzugsaktien der Kategorie A erfolgen darf, (b) im Rahmen von Kapitalerhöhungen innerhalb des Kapitalbands insgesamt maximal 6'823'530 Vorzugsaktien der Kategorie B geschaffen werden dürfen, (c) im Rahmen von Kapitalherabsetzungen innerhalb des Kapitalbands insgesamt maximal 20'122'688 Stammaktien vernichtet werden dürfen, (d) im Rahmen von Kapitalherabsetzungen innerhalb des Kapitalbands sämtliche dannzumal ausstehenden Vorzugsaktien der Kategorie A und/oder Vorzugsaktien der Kategorie B vernichtet werden dürfen (aber nicht müssen) und (e) Kapitalherabsetzungen ausschliesslich durch Vernichtung von Aktien durchgeführt werden dürfen, die vorgängig von der Gesellschaft erworben und im Eigenbestand gehalten werden. Wird das Aktienkapital aus bedingtem Kapital erhöht, erhöhen sich die Ober- und Untergrenze des Kapitalbands sowie die Anzahl der maximal auszugebenden bzw. ausgegebenen Stammaktien (nicht aber die Anzahl der maximal auszugebenden bzw. ausgegebenen Vorzugsaktien der Kategorie A bzw. Vorzugsaktien der Kategorie B) entsprechend, wobei aber die Beschränkungen gemäss vorstehenden Absätzen (a) bis (e) weiterhin Gültigkeit haben.

CHF 3,142,193.39, corresponding to up to 268,534,962 common shares with a nominal value of CHF 0.01 each, 17,684,377 Series A Preferred Shares with a nominal value of CHF 0.01 each and up to 28,000,000 Series B Preferred Shares with a nominal value of CHF 0.01 each, and the lower limit of CHF 1,742,806.65, corresponding to 174,280,665 common shares with a nominal value of CHF 0.01 each, 0 Series A Preferred Shares with a nominal value of CHF 0.01 each and 0 Series B Preferred Shares with a nominal value of CHF 0.01 each, provided that (a) within the capital band no capital increases may be made in the course of which Series A Preferred Shares are created, (b) in connection with capital increases within the capital band, not more than 6,823,530 Series B Preferred Shares may be created in aggregate, (c) in connection with capital reductions within the capital band, not more than 20,122,688 common shares may be cancelled in aggregate, (d) in connection with capital reductions within the capital band, all Series A Preferred Shares and/or Series B Preferred Shares then existing may be cancelled (without there being an obligation to cancel all such shares) and (e) capital reductions may only be conducted through the cancellation of shares which have been transferred to and are held in treasury by the Company. If the share capital is increased from conditional capital, the upper and lower limits of the capital band as well as the maximum number of common shares issued or to be issued (but not the maximum number of Series A Preferred Shares and Series B Preferred Shares issued or to be issued) shall increase accordingly, provided that the limitations pursuant to paragraphs (a) to (e) above shall continue to apply.

Die Ausgabe von Stammaktien auf dem Wege der Festübernahme und in Teilbeträgen ist zulässig. Die betreffenden Stammaktien können mittels Umwandlung von frei verfügbaren Reserven (einschliesslich Reserven aus Kapitaleinlagen)

The issue of common shares by way of underwriting as well as partial increases are permitted. The relevant common shares may be issued and paid-up by way of converting freely distributable reserves (including capital contribution reserves) into shares.

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ausgegeben bzw. liberiert werden. Der Verwaltungsrat bestimmt den Ausgabepreis, die Art der zu leistenden Einlage (einschliesslich durch Umwandlung von frei verwendbarem Eigenkapital), den Beginn der Dividendenberechtigung sowie den Verfall und die Verwendung von zugeteilten aber nicht ausgeübten Bezugsrechten.

Issue price, type of contribution (including through conversion of freely disposable equity capital), start of dividend entitlement as well as the expiry or allocation of pre-emptive rights allocated but not exercised shall be determined by the Board of Directors.

Die Ausgabe von Vorzugsaktien der Kategorie B in Teilbeträgen ist zulässig. Vorzugsaktien der Kategorie B können mittels Umwandlung von frei verfügbaren Reserven (einschliesslich Reserven aus Kapitaleinlagen) ausgegeben bzw. liberiert werden. Der Verwaltungsrat bestimmt den Ausgabepreis, die Art der zu leistenden Einlage (einschliesslich durch Umwandlung von frei verwendbarem Eigenkapital), den Beginn der Dividendenberechtigung sowie den Verfall und die Verwendung von zugeteilten aber nicht ausgeübten Bezugsrechten. Die Vorzugsaktien der Kategorie B berechtigten zu einer Vorzugsdividende und einem Vorweganteil am Liquidationsergebnis gemäss Artikel 3c der Statuten. Die Übertragbarkeit der neuen Vorzugsaktien der Kategorie B wird gemäss Artikel 6 der Statuten beschränkt.

The issue of Series B Preferred Shares by way of partial increases is permitted. Series B Preferred Shares may be issued and paid-up by way of converting freely distributable reserves (including capital contribution reserves) into shares. Issue price, type of contribution (including through conversion of freely disposable equity capital), start of dividend entitlement as well as the expiry or allocation of pre-emptive rights allocated but not exercised shall be determined by the Board of Directors. The new Series B Preferred Shares have the preferred dividend entitlements and a liquidation preference pursuant to Article 3c of the Articles of Association. They are subject to the transfer restrictions pursuant to Article 6 of the Articles of Association.

Der Verwaltungsrat ist ermächtigt, das Bezugsrecht der Aktionäre bei der Ausgabe von Stammaktien ganz oder teilweise aufzuheben oder zu beschränken:

1. im Zusammenhang mit strategischen Partnertransaktionen und Kooperationen;
2. im Zusammenhang mit Fusionen sowie mit dem Erwerb (einschliesslich Übernahmen) von Gesellschaften, Unternehmen oder Unternehmensteilen, Beteiligungen oder Immaterialgüterrechten oder anderen Investitionen von strategischer Bedeutung und die Finanzierung oder Refinanzierung solcher Transaktionen;
3. für die Beteiligung von Organmitgliedern und Mitarbeitern aller Stufen der Gesellschaft und deren Gruppengesellschaften;
4. zum Zwecke der Erweiterung des Aktionariats im Zusammenhang mit der Kotierung von

The Board of Directors is authorized to exclude or restrict the pre-emptive rights of the existing shareholders in connection with the issuance of common shares:

1. in connection with strategic partnering and cooperation transactions;
2. in connection with mergers, acquisitions (including take-over) of companies, enterprises or parts of enterprises, participations or intellectual property rights or other types of strategic investments as well as financing or refinancing of such transactions;
3. for the participation of directors, officers and employees at all levels of the Company and its group companies;
4. for the purpose of expanding the shareholder base in connection with the listing of shares on (additional) foreign stock exchanges.

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Aktien an (zusätzlichen) ausländischen Börsen;

5. zum Umtausch bzw. Rückkauf von Vorzugsaktien der Kategorie A gegen Stammaktien gemäss Artikel 3b Ziffer 4 der Statuten;

5. for the exchange and buy-back, respectively, of Series A Preferred Shares in exchange for common shares according to Article 3b Section 4 of the Articles of Association;

6. im Zusammenhang mit der Ausübung von Optionen, welche im Rahmen der Kotierung der Gesellschaft an vormalige Optionsinhaber der Far Point Acquisition Corporation, Delaware, USA, ausgegeben worden sind, bzw. der Schaffung von entsprechenden eignen Aktien;

6. in connection with the exercise of warrants that have been issued to former holders of warrants of Far Point Acquisition Corporation, Delaware, USA, in connection with the listing of the Company and the creation of corresponding treasury shares, respectively;

7. für die rasche und flexible Mittelbeschaffung durch die Platzierung von Aktien, die im Rahmen einer Bezugsrechtsemission nur schwer zu erreichen wäre;

7. for the quick and flexible raising of funds by way of share placement which would be difficult to achieve by way of a rights offering;

8. für die rasche und kosteneffiziente Mittelbeschaffung zur Deckung des Finanzierungsbedarfs im Zusammenhang mit dem Wachstum des Mehrwertsteuerrückerstattungsgeschäfts der Gesellschaft nach der Covid-19 Krise;

8. for the quick and cost efficient raising of funds to meet financing needs in connection with the growth of the VAT refund business of the Company following the Covid-19 crisis;

9. im Zusammenhang mit der Kotierung, einschliesslich im Zusammenhang mit der Ausgabe von Stammaktien an Mitglieder des Managements im Austausch für Darlehensschuldscheine bzw. Beteiligungsrechte, welche durch eine Tochtergesellschaft, Global Blue Holding Limited, Caymaninseln, oder Global Blue Investment & Co S.C.A., Luxemburg, begeben worden sind;

9. in connection with the listing of the Company, including in connection with exchanges of loan notes or equity instruments issued by the Company's subsidiary Global Blue Holding Limited, Cayman Islands, or Global Blue Investment & Co S.C.A., Luxembourg, to members of management for common shares of the Company;

10. im Zusammenhang mit der Ausgabe von Stammaktien an S.L. Globetrotter L.P. (Cayman Island) und andere ehemalige Aktionäre der Global Blue Group AG gemäss den Bestimmungen über Preisanpassungen des Agreement and Plan of Merger, datiert per 16. Januar 2020 zwischen der Gesellschaft, SL Globetrotter L.P., Cayman Islands, Global Blue US Holdco LLC, Delaware, USA, Global Blue US Merger Sub Inc., Delaware, USA, Global Blue Holding L.P., Cayman Islands, ausgewählte Mitglieder des Managements wie in Ziffer 1.01(a) der Anlagen zum Merger

10. in connection with the issuance of common shares to S.L. Globetrotter L.P. (Cayman Island) and other former shareholders of Global Blue Group AG in accordance with the price adjustment provisions pursuant to the Agreement and Plan of Merger, dated as of January 16, 2020 among the Company, SL Globetrotter L.P., Cayman Islands, Global Blue US Holdco LLC, Delaware, USA, Global Blue US Merger Sub Inc., Delaware, USA, Global Blue Holding L.P., Cayman Islands, certain members of management as listed on Section 1.01(a) of the Merger Agreement disclosure schedules,

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Agreement aufgelistet, Global Blue Group AG, Far Point Acquisition Corporation, Delaware, USA, Thomas W. Farley, (allein in seiner Eigenschaft als Vertreter der Aktionäre der Far Point Acquisition Corporation), Far Point LLC, Delaware, USA, allein zum Zweck der Ziffern 2.20 und 8.01 des Merger Agreements, und Jacques Stern, (allein in seiner Eigenschaft als Vertreter des Managements), wie von Zeit zu Zeit geändert;

Global Blue Group AG, Far Point Acquisition Corporation, Delaware, USA, Thomas W. Farley, (solely in his capacity as the Far Point Acquisition Corporation shareholder's representative), Far Point LLC, Delaware, USA, solely for purposes of Sections 2.20 and 8.01 of the Merger Agreement, and Jacques Stern, (solely in his capacity as the representative of management), as amended from time to time;

11. zum Umtausch bzw. Rückkauf von Vorzugsaktien der Kategorie B gegen Stammaktien gemäss Artikel 3c Ziffer 4 der Statuten; oder

11. for the exchange and buy-back, respectively, of Series B Preferred Shares in exchange for common shares according to Article 3c Section 4 of the Articles of Association; or

12. falls, im Zusammenhang mit Fusionen sowie mit dem Erwerb (einschliesslich Übernahmen) von Gesellschaften, Unternehmen oder Unternehmensteilen, Beteiligungen oder Immaterialgüterrechten oder anderen Investitionen von strategischer Bedeutung, die Finanzierung oder Refinanzierung solcher Transaktionen, sowie für die rasche und kosteneffiziente Mittelbeschaffung unter anderem zur Deckung des Finanzierungsbedarfs im Zusammenhang mit dem Wachstum des Mehrwertsteuerrückerstattungsgeschäfts der Gesellschaft nach der Covid-19 Krise, die Gesellschaft die Verpflichtungen zur Bedienung von Options- oder Wandelrechten, die in Verbindung mit Darlehen oder ähnlichen Finanzierungsformen der Gesellschaft oder einer ihrer Tochtergesellschaften gewährt worden sind, übernimmt.

12. if in connection with mergers, acquisitions (including takeovers) of companies, enterprises or parts of enterprises, participations or intellectual property rights or other types of strategic investments, financing or refinancing of such transactions, as well as the quick and flexible raising of funds, including meeting financing needs in connection with the growth of the VAT refund business following the Covid-19 crisis, the Company assumes share delivery obligations under conversion rights or warrants granted in connection with loans and other debt instruments issued by the Company or one of its subsidiaries.

Der Verwaltungsrat ist ermächtigt, bei der Ausgabe von Vorzugsaktien der Kategorie B das Bezugsrecht der Aktionäre ganz oder teilweise aufzuheben oder zu beschränken:

The Board of Directors is authorized to exclude or restrict the pre-emptive rights of the existing shareholders in connection with the issuance of Series B Preferred Shares:

1. im Zusammenhang mit der Ausschüttung der Sachdividende gemäss Artikel 3c Ziffer 2 der Statuten;

1. in connection with the PIK Dividend paid out pursuant to Article 3c Section 2 of the Articles of Association;

2. für die rasche und flexible Mittelbeschaffung durch die Platzierung von Aktien zur Deckung des Finanzierungsbedarfs im Zusammenhang mit dem Wachstum des Mehrwertsteuerrückerstattungsgeschäfts der Gesellschaft

2. for the quick and flexible raising of funds by way of share placement to meet financing needs in connection with the growth of the VAT refund business of the Company following the Covid-

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nach der Covid-19 Krise durch die Ausgabe von Vorzugsaktien der Kategorie B im Rahmen des Investitionsvertrags zwischen der Gesellschaft und CK Opportunities Fund I. LP datiert vom 5. Mai 2022 ("**Investitionsvertrag**");

3. in Zusammenhang mit der Finanzierung oder Refinanzierung des Erwerbs (einschliesslich Übernahmen) von Gesellschaften, Unternehmen oder Unternehmensteilen, Beteiligungen oder Immaterialgüterrechten oder anderen Investitionen von strategischer Bedeutung im Rahmen des Investitionsvertrags.

19 crisis through the issuance of Series B Preferred Shares pursuant to the investment agreement between the Company and CK Opportunities Fund I. LP dated 5 May 2022 ("**Investment Agreement**");

3. in connection with the financing or refinancing of acquisitions (including take-over) of companies, enterprises or parts of enterprises, participations or intellectual property rights or other types of strategic investments through the issuance of Series B Preferred Shares pursuant to the Investment Agreement.

Explanation

On May 5, 2022, the Company announced it entered into an investment agreement (the "**Investment Agreement**") with CK Opportunities Fund I, LP ("**CK Opportunities**"), an investment fund co-managed by Certares Opportunities LLC ("**Certares**"), a global travel, tourism and hospitality investment firm, and Knighthead Opportunities Capital Management, LLC ("**Knighthead**"), a leading credit investment management firm. The extraordinary general meeting of shareholders of the Company and the special meeting of the Series A Preferred shareholders held on June 7, 2022 approved the corresponding amendments to the Articles of Association including the amendment of the current authorized capital provision of the Articles of Association and the creation of a dedicated authorized capital provision for the issuance of new Series B Preferred Shares. The new Series B Preferred Shares and common shares were issued to Certares and Knighthead, respectively, on June 13, 2022. Further Series B Preferred Shares will be issued as preferred dividend in kind to the holders of the Series B Preferred Shares in the future. Under the terms of the Investment Agreement, the parties agreed to replace the current authorized capital provisions set forth in Article 4d and 4e of the Articles of Association with a new capital band provision upon enactment of the revised corporate law on January 1, 2023. The grounds for excluding pre-emptive rights are identical with those in the current Articles of Association. In addition, the capital band also authorizes the Board of Directors to cancel shares. This enables the Company to convert Series A Preferred Shares and Series B Preferred Shares more efficiently, as a shareholders resolution is no longer required.

II. ORGANIZATIONAL MATTERS

Date: Wednesday, March 1, 2023

Time: 11:20 a.m. Central European Time (CET)

Location: Niederer Kraft Frey Ltd, Bahnhofstrasse 53, Zurich 8001, Switzerland

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7 Eligibility to Vote Shareholders with voting rights registered in the share register ("holders of record") maintained by our transfer agent, American Stock Transfer & Trust Company LLC ("AST") on February 21, 2023 at 4:30 p.m. EDT (the "Record Date") will be eligible to vote at the Special Meeting. Share- holders who have sold their shares prior to February 21, 2023 are not entitled to vote those shares at the Special Meeting. Invitation, Voting Materials, Attendance and Voting Holders of record on February 6, 2023 will receive the Special Meeting invitation and a proxy card directly from AST. These materials will contain access information for the AST portal, by which holders of record may give voting instructions and authorization to the independent proxy, as well as information on voting by mail. Holders of record with voting rights, including those who become holders of record after Febru- ary 6, 2023 but on or before February 21, 2023 and wish to vote their shares at the Special Meet- ing (by way of the independent proxy), may obtain copies of the proxy card by contacting AST via email at proxy@astfinancial.com. Holders of record who wish to attend the Special Meeting in person should proceed as set out below under "Admission to Special Meeting". Holders of record who do not wish to attend the Special Meeting can exercise their voting rights through the independent proxy ADROIT Attorneys-at-Law, Kalchbühlstrasse 4, CH-8038 Zurich, Switzerland, represented by Mr. Roger Föhn. Shareholders may give voting instructions and au- thorization to the independent proxy prior to the Special Meeting. The independent proxy will be physically present at the Special Meeting in order to vote on behalf of the shareholders from whom the independent proxy has received valid instructions and authorization. In addition, holders of record can grant a proxy to another person attending the Special Meeting in accordance with the procedures set out below under "Admission to Special Meeting". Voting Instructions by Holders of Record The Company recommends that holders of record who do not wish to attend the Special Meeting give voting instructions and authorization to the independent proxy electronically through the AST portal with the individual shareholder number ("QR Code") provided by AST. To do so, holders of record should follow the instructions given on the enclosed proxy card. Holders of record may also give voting instructions and authorization to the independent proxy through AST by mail, using the enclosed proxy card. Holders of record should send their filled out and signed proxy card to AST via email at proxy@astfinancial.com, or by using the enclosed business reply envelope or another envelope with the appropriate postage at the following ad- dress:

8 American Stock Transfer & Trust Company Attn: Operation Center 6201 15th Ave Brooklyn NY 11219 Electronic voting instructions and proxy cards sent by mail must be received by AST no later than 8:00 a.m. EDT / 2:00 p.m. CET on February 28, 2023. Once received by AST, voting instructions may not be changed by the shareholders. Should AST receive voting instructions from the same shareholder both electronically and in writing, only the electronic instructions will be taken into account. Admission to Special Meeting In order to attend the Special Meeting in person, shareholders of record must bring their admis- sion ticket (which may be obtained as described below) and government-issued identification such as a driver’s license or passport. A shareholder may also appoint another person to repre- sent him or her at the Special Meeting through a written, signed proxy giving such person the right to vote the shares. Such person must bring that proxy, his or her government-issued identi- fication, and an admission ticket to the Special Meeting. To request an admission ticket to the Special Meeting, please contact investor relations (via email at ir@globalblue.com) and send proof of your stock ownership. For record holders, proof of stock ownership is a copy of your Notice. To allow time for processing, please submit requests for admission tickets by February 22, 2023. Admission tickets are not transferable. You may contact investor relations with any questions about the admission ticket process. The Company reserves the right to deny admission to the Special Meeting to any shareholder that does not present a valid admission ticket, government-issued identification or any other required document described in this section. Availability of Materials This invitation to the Special Meeting including the explanation to the agenda items is available online at www.globalblue.com/corporate/investor-relations. Copies of these documents may be obtained without charge by contacting investor relations via email at ir@globalblue.com. Zurich, February 8, 2023 For the Board of Directors of Global Blue Group Holding AG Jeremy Henderson-Ross General Counsel & Company Secretary